Buenos Aires, February 6, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the company

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, due to the upgrade in Argentina's "Transfer and Convertibility" assessment, S&P Global Ratings decided to upgrade the Company's local and foreign currency debt rating from "CCC" to "B-".

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations